# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARKNINJA, INC., CIK 0001957132
CUSIP: G8068L108
Title of class of securities: Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 89 A STREET, #100, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-011859
Filed by CIK 0002001826

## Reporting persons
- CJ Xuning Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,153,333; shared voting power 53,634,093; sole dispositive power 1,153,333; shared dispositive power 53,634,093; aggregate amount beneficially owned 54,787,426 (38.7% of the class)
  Comment: (1) Note to Item 9: Consists of (i) 53,307,760 ordinary shares held of record by JS&W Group Holdings Limited Partnership ("JS&W Group Holdings") as of March 31, 2026, the general partner of which is ultimately controlled by Mr. Wang, (ii) 326,333 ordinary shares held of record by JS&W Asset Holdings Limited Partnership ("JS&W Asset Holdings") as of March 31, 2026, the general partner of which is ultimately controlled by Mr. Wang, (iii) 922,666 ordinary shares held by Mr. Wang as of March 31, 2026, and (iv) 230,667 ordinary shares underlying the time-based restricted share units granted to Mr. Wang by JS Global Lifestyle Company Limited on June 6, 2023 pursuant to its Restricted Share Unit Scheme, which subsequently vested on April 16, 2026. Does not include the 230,667 ordinary shares underlying the performance-based restricted share units granted by JS Global Lifestyle Company Limited to Mr. Wang on June 6, 2023 pursuant to its Restricted Share Unit Scheme, which subsequently vested on April 16, 2026; (2) Note to Item 11: This percentage is calculated based on 141,520,379 ordinary shares outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q dated May 6, 2026.
- JS&W Group Holdings Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 53,307,760; sole dispositive power 0; shared dispositive power 53,307,760; aggregate amount beneficially owned 53,307,760 (37.7% of the class)
  Comment: (1) Note to Item 9: Consists of 53,307,760 ordinary shares held of record by JS&W Group Holdings as of March 31, 2026, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,520,379 ordinary shares outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q dated May 6, 2026.
- JS&W Asset Holdings Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 326,333; sole dispositive power 0; shared dispositive power 326,333; aggregate amount beneficially owned 326,333 (0.2% of the class)
  Comment: (1) Note to Item 9: Consists of 326,333 ordinary shares held of record by JS&W Asset Holdings as of March 31, 2026, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,520,379 ordinary shares outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q dated May 6, 2026.

## Item 1. Issuer
Name of issuer: SHARKNINJA, INC.
Address of issuer's principal executive offices: 89 A STREET, #100 Needham, MA 02494

## Item 2. Person Filing
Name of person filing:
CJ Xuning Wang ("Mr. Wang")

JS&W Group Holdings Limited Partnership ("JS&W Group Holdings")

JS&W Asset Holdings Limited Partnership ("JS&W Asset Holdings")

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of Mr. Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

The address of principal business office of JS&W Group Holdings is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.

The address of principal business office of JS&W Asset Holdings is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
Citizenship:
Mr. Wang - Hong Kong, the People's Republic of China

JS&W Group Holdings - Cayman Islands

JS&W Asset Holdings - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Wang: 54,787,426 ordinary shares;

JS&W Group Holdings: 53,307,760 ordinary shares;

JS&W Asset Holdings: 326,333 ordinary shares.
Percent of class:
Mr. Wang: 38.7%

JS&W Group Holdings: 37.7%

JS&W Asset Holdings: 0.2%

The foregoing percentages are calculated based on 141,520,379 ordinary shares outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q dated May 6, 2026.
Sole power to vote or to direct the vote:
Mr. Wang: 1,153,333

JS&W Group Holdings: 0

JS&W Asset Holdings: 0
Shared power to vote or to direct the vote:
Mr. Wang: 53,634,093

JS&W Group Holdings: 53,307,760

JS&W Asset Holdings: 326,333
Sole power to dispose or to direct the disposition:
Mr. Wang: 1,153,333

JS&W Group Holdings: 0

JS&W Asset Holdings: 0
Shared power to dispose or to direct the disposition:
Mr. Wang: 53,634,093

JS&W Group Holdings: 53,307,760

JS&W Asset Holdings: 326,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated May 14, 2026, by and among CJ Xuning Wang, JS&W Group Holdings Limited Partnership and JS&W Asset Holdings Limited Partnership

## Signatures
- CJ Xuning Wang: /s/ CJ Xuning Wang, CJ Xuning Wang (05/14/2026)
- JS&W Group Holdings Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Group Holdings Limited Partnership (05/14/2026)
- JS&W Asset Holdings Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Asset Holdings Limited Partnership (05/14/2026)